ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

914-693-3043 (fax)

March 27, 2007

VIA EDGAR

William Choi

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Maui General Store, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Filed February 23, 2006

Forms 10-QSB for the Fiscal Quarters Ended March 31, 2006,

June 30, 2006 and September 30, 2006

Filed May 15, 2006, August 10, 2006 and November 13, 2006

File No. 0-50441

Dear Mr. Choi:

I am writing in response to your letter to Richard Miller dated December 20, 2006.  Simultaneous with the filing of this letter, Maui General Store is filing amendments to its 10-QSB for the quarter ended June 30, 2006 and its 10-QSB for the quarter ended September 30, 2006.

The Staff’s comments that were set forth in your letter are repeated below in bold italics.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Financial Statements

1.  We note your disclosure at Note 1 at page 5 that you entered into a new development stage on January 1, 2006.  We are unaware of any provisions in SFAS 7 which contemplate the entry into a new development stage subsequent to the time it is determined that an enterprise is no longer considered to be in the development stage.  Accordingly, please revise your filing to remove the additional financial information and disclosures provided pursuant to paragraphs 10-13 of SFAS 7.  This comment also applies to your Form 10-QSB for the quarterly period ended June 30, 2006.

1.  As requested, the amended 10-QSBs that we are today filing eliminate reference to “a new development stage” and eliminate the information and disclosures previously provided pursuant to paragraphs 10-13 of SFAS 7.

Condensed Consolidated Statements of Cash Flows, page 3

2.  Please revise your statements of cash flows to properly present the cash flows of discontinued operations for the nine months ended September 30, 2005.  In this regard, you should begin the operating activities section with a reconciliation of “net loss.”  “Net income from discontinued operations” should be deducted from “net loss” to arrive at “net loss before discontinued operations.”  Your statements of cash flows should present a subtotal of cash provided by (used in) continuing activities and a line item for cash provided by (used in) discontinued activities to total net cash provided by (used in) the operating, investing and financing activities sections of this statement.

2. The statements of cash flows in the amended 10-QSBs being filed on this date have been modified in accordance with your comment.

Exhibit 31

3. Please revise your certification to address the following:

•

properly reference Exchange Act Rules 13a-15(e) and 15d-15(e) in the introductory language in paragraph 4; and

•

reference “internal control over financial reporting” instead of “internal controls over financial reporting” in paragraphs 4(c), 5, 5(a) and 5(b).

Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm.

3. The Exhibit 31 certification has been corrected in the amended 10-QSBs that are being filed today.

Sincerely,

/s/ Robert Brantl

Robert Brantl

ACKNOWLEDGEMENT

The undersigned, as President of Maui General Store, Inc. hereby acknowledges that:

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 Maui General Store, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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Maui General Store, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Richard Miller

Richard Miller, President

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